Exhibit 99.1

Evaxion Biotech Receives Regulatory Clearance to Initiate Phase 2 Trial of EVX-01 in Combination with KEYTRUDA® for Treatment of Melanoma

Copenhagen, Denmark, Jan. 18, 2022 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer and infectious diseases, announced today it has received clearance from the Australia Therapeutic Goods Administration to initiate a Phase 2b trial of its patient specific cancer immunotherapy EVX-01 in combination with Merck & Co., Inc.’s (known as MSD outside the United States and Canada) anti-PD-1 therapy KEYTRUDA® (pembrolizumab).

The open label, single arm trial will evaluate the efficacy and safety of EVX-01 in combination with KEYTRUDA® in approximately 100 checkpoint inhibitor treatment naïve adults with unresectable or metastatic melanoma, with overall response as the primary endpoint. The study is expected to be initiated in Q2. Evaxion will be responsible for the conduct of the study and Merck & Co., Inc. will supply all of the necessary KEYTRUDA® and will continue to collaborate as the data mature.

Lars Wegner, CEO of Evaxion, said: “Australian clearance for our Phase 2b trial of our lead product EVX-01 is a significant step forward for Evaxion and our exciting pipeline of immunotherapies. Data from the Phase 1/2a trial have shown that EVX-01 may be able to dramatically improve the treatment landscape in melanoma and possibly other cancers and we are excited to continue the clinical progress of our lead drug candidate EVX-01 in collaboration with Merck. This new Phase 2b trial, combining EVX-01 and KEYTRUDA®, addresses a significant medical need and a potential multibillion dollar market. There could be potential further benefits from combining EVX-01 with checkpoints inhibitors such as KEYTRUDA®, and so this study may enable expansion into many other types of cancers, addressing a market of well over $100 billion.”

An ongoing Phase 1/2a trial is investigating EVX-01, a novel patient specific cancer neoepitope immunotherapy based on Evaxion’s proprietary PIONEER™ AI technology, for the treatment of patients with melanoma. Data from this trial has shown that 67% of the nine patients benefited from EVX-01 in combination with anti-PD-1 for the treatment of metastatic melanoma, compared to the historical data of only 40% benefiting from the checkpoint inhibitor alone. 22% of the patients in the trial achieved a complete response with EVX-01 in combination with anti-PD-1.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Kenilworth, NJ, USA.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information

Corey Davis, Ph.D.

LifeSci Advisors

cdavis@lifesciadvisors.com

+1 (212) 915 2577

Source: Evaxion Biotech

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